Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED JANUARY 18, 2022
TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update of our view of certain market conditions;
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of February 1, 2022;
•to disclose the calculation of our December 31, 2021 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Market Update1

We maintain conviction in the strength of the economic recovery, especially in the U.S., despite the prospects of elevated inflation, tighter monetary policy and rising rates. Households and corporations remain in historically strong financial shape, which support strong consumer spending/retail sales as well as corporate capital expenditures. In addition, we continue to observe a recovery in the labor market with the unemployment rate in December falling to 3.9%, a post pandemic low.2 While certain COVID-19-related transitory categories of inflation are likely to normalize, we believe that wages and housing prices will continue increasing and that elevated inflation, especially in the U.S., will persist.

Looking ahead, the Federal Reserve, in response to elevated inflation, is likely to increase interest rates as early as this spring. Despite the prevalence of the current Omicron variant, the combination of novel therapeutics, continued COVID-19 vaccination uptake and the rollout of boosters points to a continued recovery in 2022.

In the U.S., real estate in the right assets and markets has historically performed well in a rising-rate, inflationary environment, particularly when economic growth is strong. BREIT’s portfolio is thematically oriented toward sectors and markets where we see opportunities for outsized growth and, as a result, we continue to believe BREIT is well-positioned in the current environment. As of December 31, 2021, approximately 80% of BREIT’s portfolio is concentrated in residential and industrial, two of the best performing sectors where growth is outpacing inflation.3 Rent growth in these sectors has accelerated, while occupancies of BREIT’s properties in such sectors have remained strong (95% for residential; 97% for industrial) and, we believe this will translate into ongoing accelerated operating performance. In addition, we believe there is embedded growth potential within our real estate portfolio given a significant portion of BREIT’s rents are currently below market, providing the opportunity to mark rents to market as leases expire. For example, our industrial portfolio’s leases were executed at 15% higher rents in 2021 as leases rolled over the past year and have recently accelerated to 23% higher rents in Q4’21.4

1 The views expressed in this Market Data section are given only as of the date of this Supplement and are subject to change. See “Cautionary Note Regarding Forward-Looking Statements” in the Prospectus.
2 Bureau of Labor Statistics as of December 31, 2021.
3As of December 31, 2021. Based on performance of residential and industrial public REITs in 2021 and since BREIT’s inception represented by FTSE Nareit Equity REITs. Inflation figures provided by the Bureau of Labor Statistics’ Consumer Price Index. BREIT’s sector allocation is 53% Residential, 29% Industrial, 7% Net Lease, 3% Hospitality, 3% Self Storage, 2% Data Centers, 2% Retail and 1% Oﬃce. BREIT’s sector allocation weighting is measured as the asset value of real estate investments for each sector category against the total asset value of all real estate investments, excluding the value of any third party interests in such real estate investments. “Real estate investments” includes our direct property investments, unconsolidated investments, and equity in public and private real estate-related companies.
4 Leasing spreads reflect FY 2021 and Q4’21, respectively, leasing spreads and compare new or renewal rent to prior rent or expiring rent, as applicable.

Portfolio Update

For the month ended December 31, 2021, BREIT’s Class S NAV per share increased $0.23, from $14.07 as of November 30, 2021 to $14.30 as of December 31, 2021, reflecting broad-based increases in asset values, particularly among our residential and industrial properties.5

As we close out 2021 and celebrate BREIT’s fifth anniversary since launch, we are proud of our strong performance once again this year, having generated a 28.7% return for 2021.6 This year, we continued to leverage BREIT’s scale and our ability to move with speed to execute large, complex transactions where competition was limited. During 2021, BREIT closed 17 transactions over $500 million in size.

In addition, 92% of distributions for the year ended December 31, 2021 were characterized as return of capital for federal income tax purposes.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

February 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2022 (and repurchases as of January 31, 2022) is as follows:

Transaction Price (per share)
Class S	$14.3008
Class I	$14.2998
Class T	$14.1112
Class D	$14.0283
The February 1 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2021 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since December 31, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2021 ($ and shares in thousands):
5 BREIT’s Class T NAV per share increased from $13.88 to $14.11, BREIT’s Class D NAV per share increased from $13.80 to $14.03 and Class I NAV per share increased from $14.06 to $14.30
6 Represents Class S (no sales load) shares. Performance varies by share class. In 2021, Class S shares (with sales load) returned 24.4%, Class T shares (without sales load) returned 29.4%, Class T shares (with sales load) returned 25.0%, Class D shares (without sales load) returned 29.0%, Class D shares (with sales load) returned 27.1% and Class I shares returned 30.2%. Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to BREIT’s distribution reinvestment plan, are derived from unaudited financial information, and are net of all BREIT expenses, including general and administrative expenses, transaction-related expenses, management fees, performance participation allocation, and share class-specific fees, but exclude the impact of early repurchase deductions on the repurchase of shares that have been outstanding for less than one year. The returns have been prepared using unaudited data and valuations of the underlying investments in BREIT’s portfolio, which are estimates of fair value and form the basis for BREIT’s NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated. As return information is calculated based on NAV, return information presented will be impacted should the assumptions on which NAV was determined prove to be different. Past performance is not necessarily indicative of future results.

Components of NAV	December 31, 2021
Investments in real estate	$83,530,518
Investments in real estate debt	8,995,939
Investments in unconsolidated entities	6,034,216
Cash and cash equivalents	989,674
Restricted cash	2,432,559
Other assets	4,543,832
Mortgage notes, term loans, and revolving credit facilities, net	(41,728,260)
Secured financings on investments in real estate debt	(4,706,632)
Subscriptions received in advance	(1,746,910)
Other liabilities	(1,907,573)
Accrued performance participation allocation	—
Management fee payable	(56,607)
Accrued stockholder servicing fees(1)	(14,456)
Non-controlling interests in joint ventures	(2,285,324)
Net asset value	$54,080,976
Number of outstanding shares/units	3,788,138
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2021, the Company has accrued under GAAP $1.2 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$17,938,158	$29,838,366	$808,394	$4,083,452	$1,412,606	$54,080,976
Number of outstanding shares/units	1,254,348	2,086,631	57,287	291,087	98,785	3,788,138
NAV Per Share/Unit as of December 31, 2021	$14.3008	$14.2998	$14.1112	$14.0283	$14.2998
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Residential(1)	6.7%	4.7%
Industrial	6.0%	4.9%
Net lease	6.7%	5.9%
Hospitality	9.1%	9.3%
Data Centers	6.7%	5.7%
Self Storage	7.0%	5.1%
Office	6.6%	5.0%
Retail	6.9%	5.4%

____________
(1)“Residential” includes multifamily and other types of rental housing such as manufactured housing, student housing and single family rental housing, as well as senior living.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Residential	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.7%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.7)%	(1.7)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.7%	+3.8%	+2.5%	+1.4%	+2.4%	+3.1%	+3.6%	+3.2%
(weighted average)	0.25% increase	(3.3)%	(3.5)%	(2.3)%	(1.3)%	(2.3)%	(2.9)%	(3.3)%	(2.9)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2021 ($ and shares in thousands):

Components of NAV	November 30, 2021
Investments in real estate	$65,505,757
Investments in real estate debt	8,464,184
Investments in unconsolidated entities	5,847,682
Cash and cash equivalents	2,613,648
Restricted cash	1,925,715
Other assets	4,720,968
Mortgage notes, term loans, and revolving credit facilities, net	(31,056,455)
Secured financings on investments in real estate debt	(4,261,775)
Subscriptions received in advance	(1,496,543)
Other liabilities	(1,285,880)
Accrued performance participation allocation	(1,221,592)
Management fee payable	(51,957)
Accrued stockholder servicing fees(1)	(13,036)
Non-controlling interests in joint ventures	(1,275,925)
Net asset value	$48,414,791
Number of outstanding shares/units	3,448,336

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2021, the Company has accrued under GAAP $1.2 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$16,694,482	$26,453,558	$779,254	$3,786,110	$701,387	$48,414,791
Number of outstanding shares/units	1,186,897	1,881,025	56,160	274,381	49,873	3,448,336
NAV Per Share/Unit as of November 30, 2021	$14.0657	$14.0634	$13.8756	$13.7987	$14.0634
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 1,314,424,854 shares of our common stock (consisting of 563,264,980 Class S Shares, 568,620,094 Class I Shares, 14,521,522 Class T Shares, and 168,018,258 Class D Shares) in the primary offering for total proceeds of $16.9 billion and (ii) 46,638,317 shares of our common stock (consisting of 23,294,405 Class S Shares, 17,308,459 Class I Shares, 1,247,590 Class T Shares, and 4,787,863 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.6 billion. As of December 31, 2021, our aggregate NAV was $54.1 billion. We intend to continue selling shares in the Offering on a monthly basis.